PMU News Release #12-03 TSX: PMU OTCQX: PFRMF April 30, 2012

Pacific Rim Provides a Progress Report on Activities in El Salvador and Nevada

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) provides the following update to shareholders on its efforts to resolve the El Dorado project permitting impasse, including the CAFTA/ILES arbitration case initiated by its US subsidiary Pac Rim Cayman, LLC (“PacRim”), and its Hog Ranch exploration activities in Nevada. The Company has been informed that a ruling on the CAFTA/ILES Jurisdiction Objection is expected by May 31, 2012 and an application is currently being made for a permit to drill at the Hog Ranch property. Details are provided below.

CAFTA/ILES Action
PacRim recently received notification from the International Center for the Settlement of Investment Disputes (“ICSID”) that a decision on the Jurisdiction Objection will be announced by May 31, 2012. The Jurisdiction Objection was filed by the Government of El Salvador (“GOES”) in relation to the arbitration action commenced by PacRim in April 2009 under the Dominican Republic-United States-Central America Free Trade Agreement and the Investment Law of El Salvador (the ‘CAFTA/ILES” action). It asserts that ICSID does not have jurisdiction to hear PacRim’s claims for reasons primarily pertaining to timing and nationality. Hearings on this objection were held in Washington, DC in May, 2011.

The Jurisdiction Objection consists of four separate assertions made by the GOES, some of which relate to the terms of the CAFTA agreement and others that relate to the Investment law of El Salvador. The tribunal overseeing PacRim’s case is expected to rule on each assertion separately. PacRim believes the issues raised by the GOES under the Jurisdiction Objection are without merit and looks forward to proceeding to the merits phase of the action. The Jurisdiction Objection is the second attempt by the GOES to have PacRim’s arbitration claims prevented from moving forward, after failing to prevail on an initial Preliminary Objection in August 2010.

El Dorado Project Background
Pacific Rim, through its US and Salvadoran subsidiaries, invested tens of millions of dollars into the El Dorado project since 2002 and in doing so, has discovered and delineated an initial Resource in excess of 1.4 million ounces of gold in the Measured and Indicated categories combined (see NI 43-101 Disclosure for reference to the Technical Report that supports this resource). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs relative to worldwide gold operations. Importantly, the El Dorado deposits are inherently environmentally clean and the state-of-the-art production and processing methods planned for El Dorado are expected to have a negligible impact on the local environment. The project has ample potential for the discovery of additional gold resources, as gold-bearing zones within the El Dorado system have been traced far beyond the limited area that has been drill tested to date.

Unfortunately, El Dorado’s path to development and operation has suffered lengthy delays due to the actions and inactions of the GOES. PacRim drastically reduced its Salvadoran exploration expenditures in July 2008 when it became apparent that efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, a situation capitalized on by various rogue anti-mining and anti-development organizations. As a result, over 300 Salvadorans lost their jobs in one of the poorest regions of the country - a region that sorely needs the economic benefits this operation can contribute –and future jobs in addition to the economic activity and social programs that would benefit the region and the nation were forestalled.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

PacRim and the Company remain committed to the El Dorado project and the people of Cabañas, El Salvador, and to developing El Dorado in an environmentally and socially responsible manner.

Hog Ranch Gold Project, Nevada
The Company has now finalized a series of drill targets for the Hog Ranch Project, Nevada and environmental drill permits are in the process of submission. As part of its Phase 1 exploration program, Pacific Rim remapped the entire low sulfidation system at Hog Ranch between July 2011 and January 2012. The Company was extremely fortunate to locate, acquire, compile and subsequently re-interpret the vast majority of the previous drill data conducted through the years by various operators at Hog Ranch, including Western Mining who, as operators of a surface mine at Hog Ranch in the 1990’s, conducted the lion’s share of the historic drilling. The majority of this historic data was not available to previous explorers of the Hog Ranch property.

Surface mapping was led by Pacific Rim’s Chief Geologist, David Ernst, who, interestingly, had made the original Hog Ranch gold discovery earlier in his career. In addition to the geological mapping and data review, further soil sampling was conducted by the Company in the lead up to the drill targeting process. The planned Phase 1 drilling program will focus on extensional structures that appear to control rhyolitic eruptions and high-grade vein emplacement.

“Results from this detailed targeting work, combined with our collective 90+ years of experience in these types of epithermal systems, have led us to conclude that bonanza-grade gold veins at Hog Ranch are most likely to occur along fundamental north-south trending extensional structures and structural intersections that were open during the emplacement of the Hog Ranch volcanic and hydrothermal system, but at depths greater than previous operators have tested,” states Bill Gehlen, VP Exploration.

“Hog Ranch is exactly the type of deposit that has been Pacific Rim’s sole focus for over a decade: epithermal gold systems with potential for high-grade underground veins,” states Tom Shrake, President and CEO. “Northern Nevada hosts a number of high-grade vein-hosted epithermal gold deposits in rocks of the same geologic age as Hog Ranch, including the Midas, Sleeper and Ivanhoe/Hollister deposits. These systems typically offer large operating margins and low environmental risk, and have historically been the lowest cost producers in Nevada.”

Reconnaissance
The low sulfidation systems of northern Nevada are of the same geologic age and are related to specific volcanic events. The region that contains these volcanic rocks and corresponding gold systems extends throughout northwestern Nevada, southeastern Oregon and southwestern Idaho. As such, Pacific Rim is focusing its grass-roots reconnaissance efforts in this expanded region.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Forward-Looking Information

This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks and uncertainties related to previous results of prefeasibility and feasibility studies and changes in key input data over time; risks and uncertainties that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

National Instrument 43-101 Disclosure
Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives including the Hog Ranch project. Mr. Ernst is geologist licensed by the State of Washington, an employee of the Company and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com